Exhibit (a)(1)(F)
Dear Alexza Employees,
Later today you will receive an eMail from the Alexza Stock Option Exchange Administrator at optionexchange@alexza.com. This eMail will contain information about the Alexza Stock Option Exchange Program.
Please be aware that the eMail from optionexchange@alexza.com is valid and it has been reviewed and approved by Alexza management and the Alexza Stock Option Exchange Program has been approved by our Board of Directors. You should review the information contained in the eMail and, if you choose to participate in the Alexza Stock Option Exchange Program, follow the instructions provided.
If you do not receive the eMail by close of business today or if you have any questions regarding the Alexza Stock Option Exchange Program, please contact the BNY Mellon Shareowner Services Customer Service Center at 1-866-395-4634 or the Alexza Option Exchange Administrator at 650-944-7222 or 650-944-7666 or email optionexchange@alexza.com.
All the best,
Tom